                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December, 31, 1999 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from _____________ to
         _____________.


                          Commission file number 1-4837



                           Tektronix, Inc. 401(k) Plan
                           ---------------------------
                              (Full title of Plan)


                                 TEKTRONIX, INC.
                            14200 SW Karl Braun Drive
                             Beaverton, Oregon 97077
                             -----------------------

             (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION

Tektronix, Inc.
Tektronix 401(k) Plan
December 31, 1999 and 1998
Index

                                                                                        Page
                                                                                        ----
Independent Auditors' Report                                                              1

Financial Statements

         Statements of Net Assets Available for Benefits
           at December 31, 1999 and 1998                                                  2

         Statements of Changes in Net Assets Available for Benefits
           at December 31, 1999 and 1998                                                  3

         Notes to Financial Statements                                                  4-10

         Note: All other schedules have been omitted because the information required is included in the financial statements or the notes thereto or they are not applicable.

Signature                                                                                 11

Exhibit 23 Independent Auditors' Consent

INDEPENDENT AUDITORS' REPORT


Investment and Administrative Committee
Tektronix 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Tektronix 401(k) Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP

June 16, 2000

TEKTRONIX 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
(IN THOUSANDS)

--------------------------------------------------------------------------------------------------
                                                                          1999              1998
ASSETS:
  Investment in Tektronix Master Retirement Trust (Note 3)             $1,001,442         $895,254
  Employer contributions receivable                                           892              599
  Employee contributions receivable                                         1,020              717
                                                                        ---------          -------
           Total assets                                                 1,003,354          896,570

LIABILITIES - Transfer payable (Note 9)                                    48,619                -
                                                                        ---------          -------
NET ASSETS AVAILABLE FOR BENEFITS                                        $954,735         $896,570
                                                                        ---------          -------
                                                                        ---------          -------

See notes to financial statements.

TEKTRONIX 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
(IN THOUSANDS)

---------------------------------------------------------------------------------------------------
                                                                          1999              1998
NET INVESTMENT INCOME FROM TEKTRONIX
  MASTER RETIREMENT TRUST (Note 3)                                     $173,295          $108,122

CONTRIBUTIONS:
 Employer                                                                17,645            18,924
 Employee                                                                26,196            28,290

WITHDRAWALS                                                            (109,502)          (53,358)
                                                                       --------           --------

NET INCREASE                                                            107,634           101,978

TRANSFER OF VND ASSETS (Note 9)                                         (48,619)             -

TRANSFER OF AVSTAR ASSETS                                                  (850)             -

NET ASSETS AVAILABLE FOR BENEFITS AT
  BEGINNING OF YEAR                                                     896,570           794,592
                                                                       --------          --------

NET ASSETS AVAILABLE FOR BENEFITS AT
  END OF YEAR                                                          $954,735          $896,570
                                                                       --------          --------
                                                                       --------          --------

See notes to financial statements.

TEKTRONIX 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

The following brief description of the Tektronix 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information regarding amount and type of benefits, vesting, and other provisions of the Plan.

GENERAL - The Plan is a defined contribution plan covering all regular employees of a participating Tektronix, Inc. company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS - Participants can elect to have Tektronix, Inc. contribute from 1% to 15% of their eligible pay to the Plan. Tektronix, Inc. makes a basic contribution of 2% of eligible pay for all participants each year to the Tektronix Stock Fund plus a matching contribution of 100% of the first 4% of elective contributions which is allocated according to the participant's allocation election. All employees eligible to participate in the Plan receive the basic 2% contribution regardless of their election to contribute to the Plan. Contributions are subject to certain limitations.

PARTICIPANT ACCOUNTS - Each participant account is credited with contributions and an allocation of the Plan's earnings. Contributions are allocated based on the participant's election and earnings are allocated based on participant account balances. The Plan allows for loans to active participants on such terms as the Investment and Administrative Committee approves. Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, 50% of their account balance in all funds, or 100% of the cash account balances in all funds excluding the Tektronix Stock Fund, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 7.0% to 10.8%, which are commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through biweekly payroll deductions. Loan terms cannot exceed five years.

VESTING AND BENEFITS - Participants are immediately 100% vested in all contributions to the Plan and are eligible to receive benefits upon termination, retirement, or disability. Benefits can be received by electing a lump-sum settlement, installment payments, annuity contracts, or a combination thereof.

2.    SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The Plan's financial statements are prepared on the accrual basis of accounting.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

ADMINISTRATIVE EXPENSE - Certain expenses for administration and servicing of the Plan, including facilities, equipment and supplies, and payroll expenses of administrative and clerical personnel, are provided by Tektronix, Inc. without charge to the Plan. Tektronix, Inc. also pays certain professional fees related to the Plan.

INCOME TAX STATUS - The Plan obtained its latest determination letter dated May 1999, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC.

WITHDRAWALS - Payments to participants are recorded when paid.

RECLASSIFICATIONS - Certain prior year amounts have been reclassified to conform to the current year presentation.

3.    INVESTMENT IN TEKTRONIX MASTER RETIREMENT TRUST

All of the Plan's investment assets are held in a Master Trust (the "Trust") established by Tektronix, Inc. Use of the Trust permits the commingling of assets, for investment and administrative purposes, of two retirement plans of Tektronix, Inc. and its subsidiaries. The majority of the Trust assets are investments of both underlying plans, and the remaining Trust assets are investments of only one or the other plan. The net earnings on assets that are investments of both plans are allocated to the plans based on each plan's share of such net assets in the Trust. For assets that are not investments held by both plans, net earnings are allocated entirely to the plan to which the specific investment relates. The following plans participate in the Trust:

Tektronix 401(k) Plan
Tektronix Cash Balance Plan

For investment purposes, the assets of the Trust are divided among nine different funds. The first six of these funds are the investment options in which Plan participants can choose to invest their contributions and the employer matching contributions. Employer basic contributions are automatically invested in the Tektronix Stock Fund which is a nonparticipant-directed fund. The Pension Fund is used to segregate the investments of the Tektronix Cash Balance Plan. The funds available in the Trust are as follows:

         STABLE FUND invests in insurance company investment contracts and a money market mutual fund.

         BALANCED FUND invests in a balanced mix of common stocks and U.S. government and corporate debt obligations.

         STOCK INDEX FUND invests in common stocks of large U.S. companies.

         SMALL AND MEDIUM COMPANY STOCK FUND invests in the stocks of small and medium-sized companies.

         INTERNATIONAL STOCK FUND invests in stocks of companies that are located outside the United States.

         TEKTRONIX STOCK FUND II invests employee contributions and employer matching contributions in the common stock of Tektronix, Inc., the Plan Sponsor.

         TEKTRONIX STOCK FUND invests employer basic contributions in the common stock of Tektronix, Inc., the Plan sponsor.

         LOAN FUND accounts for participant loan balances.

         PENSION FUND invests in a diversified portfolio of assets.

The Trust values marketable securities at the closing quoted market price on the valuation date. Commercial paper, temporary cash investments, and participant loans are valued at cost, which approximates fair value. The fair value of real estate investments have been estimated on the basis of future income expected from such investments discounted at interest rates commensurate with the risks involved or at appraised value. Insurance contracts are valued at contract value which approximates fair value (see Note 7). The fair value of limited partnership investments, for which no public market exists, is based upon the estimates made by the general partners of those partnerships. The general partners consider the financial condition and operating results of each limited partnership and such other factors deemed appropriate. Limited partnerships that invest in publicly-traded securities are valued at quoted market prices, less a discount applicable to the general partner's share of the unrealized gain or loss on the investment.

At December 31, 1999 and 1998, the Plan's interest in the net assets of the master trust was approximately 64% and 65%, respectively.

The net assets of the Trust at December 31, 1999 and 1998 are summarized as follows (in thousands):

                                                                                    1999              1998
Accrued income receivable                                                    $     3,368        $    1,116
Noninterest-bearing cash                                                           1,111                31
Interest-bearing cash                                                              5,019            33,877
U.S. government securities                                                        74,884           125,145
Corporate debt - preferred                                                        52,907            43,430
Corporate debt - other                                                            61,546           137,997
Preferred stock                                                                    4,277             2,351
Common stock - Tektronix, Inc.                                                   103,671            87,721
Common stock - other                                                             551,818           450,486
Partnerships and joint ventures                                                   63,514            50,226
Real estate - income-producing                                                        12               682
Real estate - non-income-producing                                                 1,834             1,834
Participant loans                                                                 12,461            20,906
Common and collective trusts                                                      85,729           223,705
Registered investments                                                           357,145           114,107
Insurance contracts                                                              178,365           156,400
Pending sales                                                                     83,367             6,819
Pending purchases                                                                (77,514)          (82,204)
                                                                              ----------        ----------
           Total                                                              $1,563,514        $1,374,629
                                                                              ----------        ----------
                                                                              ----------        ----------


The components of the Trust's total investment return for the years ended December 31, 1999 and 1998 are as follows (in thousands):

                                                                                      1999            1998
Net appreciation in fair value of investments                                     $268,560        $130,657
Interest                                                                            27,405          26,510
Dividends                                                                            8,244          14,272
Other                                                                                    -             272
                                                                                  --------        --------
           Total investment income                                                $304,209        $171,711
                                                                                  --------        --------
                                                                                  --------        --------

                                        7

The following table presents the net appreciation (depreciation) in fair value of the Trust's investments, by investment type (in thousands):

                                                                                    1999            1998
U.S. government securities                                                        $ 2,802        $  2,868
Corporate debt - preferred                                                         (1,160)             21
Corporate debt - other                                                            (16,965)          1,856
Preferred stock                                                                     1,298            (755)
Common stock                                                                      193,204          63,155
Partnerships and joint ventures                                                     8,686           3,502
Real estate - income-producing                                                        (40)          1,120
Common and collective trusts                                                       11,142          48,189
Registered investments                                                             69,233           9,114
Insurance contracts                                                                   360           1,587
                                                                                  -------          ------
           Net appreciation in fair value of investments                         $268,560        $130,657
                                                                                 --------        --------
                                                                                 --------        --------


4.    CONCENTRATION OF RISK

The Trust's assets consist primarily of financial instruments including cash, government and agency securities, corporate debt, preferred stock, common stock, partnerships and joint ventures, real estate, loans, common and collective trusts, registered investments, and investment contracts. The financial instruments may subject the Plan to concentrations of risk as, from time to time, cash balances exceed amounts insured by the Federal Deposit Insurance Corporation, market value of securities are dependent on the ability of the issuer to honor its contractual commitments, and investments in common stock are subject to changes in market values of the stock.

5.    BENEFIT PRIORITIES UPON TERMINATION

Tektronix, Inc. intends the Plan to be permanent but, if the Plan were terminated, Plan assets would be allocated among participants in proportion to their account balances.

6.    NONPARTICIPANT-DIRECTED INVESTMENTS

Investments in Tektronix Master Retirement Trust, net investment income from Tektronix Master Retirement Trust, employer contributions, withdrawals, and transfer of VND assets relating to nonparticipant-directed investments held in the Tektronix Stock Fund (see Note 3) are as follows for the years ended December 31, 1999 and 1998 (in thousands):

                                                                                     1999            1998
Investment in Tektronix Master Retirement Trust                                  $  95,995        $ 77,544
Net investment income (loss) from Tektronix Master
  Retirement Trust                                                                  23,405         (21,017)
Employer contributions                                                               6,592           7,529
Withdrawals                                                                         (8,794)         (3,965)
Transfer of VND assets                                                              (4,404)             -

7.    CONTRACTS WITH INSURANCE COMPANIES

The Trust has entered into various guaranteed investment contracts with insurance companies. These contracts are included in the financial statements at contract value (which represents contributions made under the contracts, plus earnings, less withdrawals and related expenses) because the contracts are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Plan management has asserted that contract value approximates fair value for these contracts. There are no reserves against the contract values for credit risk of the issuers or otherwise. The average yields and crediting interest rates ranged from approximately 5.64% to 8.23% and 5.52% to 8.23% for the years ended December 31, 1999 and 1998, respectively. The crediting interest rates are based on formulas agreed upon with each issuer.

8.    RECONCILIATION TO FORM 5500

The reconciliation of 1999 withdrawals and transfers per the Plan financial statements to withdrawals and transfers per the Form 5500 is as follows (amounts in thousands):

Withdrawals per Plan statement of changes in net assets
  available for benefits                                                                          $109,502
Transfer of Avstar assets per Plan statement of changes
  in net assets available for benefits                                                                 850
Benefits payable per Form 5500                                                                       4,702
                                                                                                  --------
Withdrawals per Form 5500                                                                         $115,054
                                                                                                  --------
                                                                                                  --------
Transfer of VND assets per Plan statement of changes in net
  assets available for benefits                                                                   $ 48,619
Transfer payable per Plan statement of net assets available
  for benefits                                                                                     (48,619)
                                                                                                  --------
Transfers per Form 5500                                                                           $    -
                                                                                                  --------
                                                                                                  --------

9.    SUBSEQUENT EVENT

On September 24, 1999, the Video and Networking Division ("VND") of Tektronix, Inc. was sold to a third party. On January 1, 2000, the Color Printing and Imaging Division ("CPID") of Tektronix, Inc. was sold to a third party. As a result of these two transactions, the Plan assets associated with the former VND and CPID employees were transferred via a trust-to-trust transfer from the Plan to the trustees of the third party purchasers' plans. The VND transfer was recorded in the Plan's 1999 financial statements in the amount of $48,619,000. As the CPID transfer did not close until January 1, 2000, the transfer was not recorded in the Plan's 1999 financial statements. For both the CPID and VND transfers, the majority of the Plan assets were transferred during the first week of January 2000, with the remaining assets transferred during the first week of February 2000. The dollar amount of the CPID transfer was $123,021,000, which will be reflected in the Plan's 2000 financial statements.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       TEKTRONIX, INC. 401(k) PLAN


Date:  June 23, 2000                  By: /s/ Michael Linder
                                         -------------------------
                                         Michael Linder, Secretary
                                         Tektronix 401(k) Plan
                                         Administrative Committee

Exhibit Index
-------------

                                                             Exhibit
Document                                                     Number
--------                                                     -------
Independent Auditors' Consent                                  23